Exhibit 99.1

ROGERS CLOSES TRANSFORMATIVE MERGER WITH SHAW

Brings together two iconic, entrepreneurial Canadian companies

Creates one national cable, media, and wireless company

Unlocks billions in investment to bring significant benefit to Canada and Canadians

TORONTO, ON – (April 3, 2023) – Rogers Communications Inc. announced today it has completed its historic merger with Shaw Communications Inc.

“This is a momentous day for our customers, who will benefit from the latest services and network technology, and for our teams, who have worked so hard to get us here,” said Tony Staffieri, President and CEO, Rogers. “We’re proud to bring together these two iconic companies to deliver more value, more connectivity, and more innovation for Canadians.”

Brings together two iconic, entrepreneurial Canadian companies

“Rogers and Shaw have been connecting Canadians for more than 50 years, and we’re thrilled to come together as one company to build on a shared legacy of investment, innovation, and entrepreneurship,” said Edward Rogers, Chairman, Rogers. “As a proud Canadian company, we’re committed to investing for Canada and Canadians for decades to come.”

Over the past 10 years alone, Rogers and Shaw have invested over $40 billion building the world-class networks of the combined company. This merger builds on the deep legacies of JR Shaw and Ted Rogers, two of Canada’s greatest entrepreneurs.

“For more than 50 years, Shaw has been a fixture in millions of homes and thousands of communities across Canada. Today, we close one chapter of our story and we open another that, together with Rogers, will see more Canadians have access to higher-quality networks and expanded connectivity to rural, remote and Indigenous communities,” said Brad Shaw, former Executive Chair and Chief Executive Officer, Shaw. “By investing in and providing Canadians with access to fast, next-generation networks, my family and the employees of the new combined company are excited to continue building on Shaw’s legacy while helping usher in a new wave of competition and innovation.”

As a result of the merger, the Shaw family has become one of the largest shareholders of Rogers. Brad Shaw and Trevor English, Shaw’s former Executive Vice President and Chief Financial & Corporate Development Officer, have been designated for nomination to the Rogers Board of Directors. They are expected to be appointed to the Rogers Board on April 4, 2023.

Creates one coast-to-coast national company

The merger brings together Canada’s largest 5G network with a national coast-to-coast wireline company with fibre-powered internet available to nearly 70% of Canadian households.

Rogers, together with Shaw, creates one national company with the breadth of assets to create attractive bundled services nationally. Together, we will bundle more products to more Canadians, including everything from internet, television, phone, and smart home monitoring; to wireless services; credit card offers; sports and media content.

“We plan to bring together our products and services for Canadians in a way we never have before,” added Staffieri. “This is a business of scale, and we can now deliver even more value for consumers and businesses on Canada’s largest and best national network.”

Invests billions to bring significant benefits to Canadians and Canada

We will bring fast, reliable networks to more communities across Western Canada over the next five years by:

•	Investing $1 billion to connect rural, remote, and Indigenous communities and unserved remote highways in the four Western provinces

•	Investing $2.5 billion to expand and improve 5G in over 300 communities in Western Canada, including 40 new communities, totalling 140,000 square kms of coverage

•	Investing $3 billion in broadband to provide faster speeds to 4.7 million homes from Northern Ontario through to British Columbia

We will connect more low-income Canadians and make 5G services more affordable by:

•	Expanding Connected for Success, our low-cost high-speed Internet program to eligible residents in the West

•	Introducing a new low-cost Connect for Success wireless program to eligible Canadians across the country

•	Reducing the price of Rogers 5G wireless data by 30% over the next three years so customers can use more data every month

We will fuel innovation and economic growth by:

•	Adding over $7 billion in GDP to the Western Canadian economy over the next five years through network investments

•	Creating 3,000 jobs in the West to support network, services, and technology investments

•	Maintaining a Western Canada headquarters in Calgary

•	Launching THINKLab, a National Centre of Technology and Engineering Excellence in Calgary to support the next generation of technology leadership in Canada

We will invest $75 million annually to support those who need it most by:

•	Providing community grants to local charities reaching over 50,000 youth across Canada

•	Sponsoring the Shaw Charity Classic for 10 years to fund children’s charities in Alberta

•	Helping youth attend post secondary education through Ted Rogers Scholarships

Caution Regarding Forward Looking Information

This news release includes “forward-looking information” within the meaning of applicable securities laws, including, without limitation, statements about the anticipated benefits and effects of the merger, including corporate, operational, scale and other synergies, and the timing thereof, the ability to integrate the business of Rogers and Shaw, and the anticipated impact from the investments and other planned commitments of Rogers following the merger. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Such risks, uncertainties and other factors include, among others, the failure to realize the anticipated benefits of the merger or the investments or other planned commitments of Rogers following the merger in the expected timeframe or at all, and general economic, business and political conditions. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact Rogers and Shaw can also be found in their public reports and filings which are available under their respective profiles at www.sedar.com and www.sec.gov.

Forward-looking information is provided herein for the purpose of giving information about the merger and its anticipated benefits and related post-merger commitments. Readers are cautioned that such information may not be appropriate for other purposes. There can be no assurance that the combined company will achieve the anticipated benefits of the merger or the planned commitments in the expected timeframe or at all.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Rogers is under no obligation (and Rogers expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Rogers Communications Inc.

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: rogers.com or investors.rogers.com.

For more information:

Rogers Media contact

media@rci.rogers.com

1-844-226-1338

Rogers Investor Relations contact

investor.relations@rci.rogers.com

1-844-801-4792